News Release

Trading Symbols:	TSX: SEA NYSE: SA	For Immediate Release October 18, 2021

SEABRIDGE APPOINTS INDEPENDENT LEAD DIRECTOR

Toronto, Canada… Seabridge Gold Chairman and CEO Rudi Fronk today announced that the Company’s Board of Directors has voted to create a new position of Lead Director to strengthen the independence of the Board from management.

Speaking of the new position, Mr. Fronk noted that "my dual role as Chairman and CEO was not ideal from a corporate governance point of view. I look forward to sharing some of my duties with our new lead director, John Sabine."

Mr. Sabine has been a director of the Company since 2014 and Chairs the Corporate Governance and Nominating Committee. He is a seasoned lawyer with extensive experience in mining, corporate governance and reorganization, corporate finance, and mergers and acquisitions. Mr. Sabine is widely recognized for advising clients on complex international projects. In addition to advising public companies and investment banks, he has served on the Boards of Directors of a number of public and private companies in a variety of businesses.

The Lead Director is a director appointed annually by the independent members of the Board to act as the independent leader of the Board.  The primary role of the Lead Director is to provide leadership to the Board in discharging its duties, responsibilities and obligations independently of management of the Corporation and the Executive Chair. The Lead Director facilitates the functioning of the Board independently of the Corporation's management and also works to maintain and enhance the quality of the Corporation's corporate governance practices.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located near Stewart, British Columbia, Canada, the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at https://www.seabridgegold.com/.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
 416-367-9292   www.seabridgegold.com